300 North LaSalle Street
Chicago, Illinois 60654

James J. Antonopoulos	312 862-2000	Facsimile:
312-862-2430	www.kirkland.com	(312) 862-2200
james.antonopoulos@kirkland.com

December 18, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Katherine Hsu
Michelle Stasny

Re:	World Omni Auto Receivables LLC Registration Statement on Form SF-3 Originally Filed November 2, 2015 File No. 333-207756

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Auto Receivables LLC (the “Depositor”) in response to the letter dated November 30, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Beijing  Hong Kong  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco   Shanghai  Washington, D.C.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 2

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The CIK for each affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering and have been required to make Exchange Act reports during the last twelve months are as follows:

Name	CIK
World Omni Auto Receivables Trust 2011-A	0001514082
World Omni Auto Receivables Trust 2011-B	0001533684
World Omni Auto Receivables Trust 2012-A	0001553758
World Omni Auto Receivables Trust 2012-B	0001560141
World Omni Auto Receivables Trust 2013-A	0001577190
World Omni Auto Receivables Trust 2013-B	0001589632
World Omni Auto Receivables Trust 2014-A	0001605131
World Omni Auto Receivables Trust 2014-B	0001622764
World Omni Auto Receivables Trust 2015-A	0001634303
World Omni Auto Receivables Trust 2015-B	0001653716

2.	Please include your exhibits with your next submission.

Response: We have filed the exhibits listed on the exhibit index to Amendment No. 1 to the above-referenced Registration Statement on Form SF-3. We will file a form of Asset Representations Review Agreement with a subsequent pre-effective amendment to the above-referenced Registration Statement on Form SF-3.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 3

Cover Page of the Registration Statement

3.	We note your disclosure in footnote (2) to the Calculation of Registration Fee table that you intend to file an amendment to effect the transfer of unused fees pursuant to either Rule 415(a)(6) or Rule 457(p). To the extent you rely on Rule 457(p), please also provide the initial filing date of the prior registration statement.

Response: We have revised footnote (2) to the Calculation of Registration Fee table to provide the initial filing date of the prior registration statement.

The Depositor, page 33

4.	We note that you have included brackets around the title of chief executive officer of the depositor as the party who will make the required certifications. Please remove these brackets. The certification must be signed by the chief executive officer of the depositor, as required by General Instruction I.B.1.(a) of Form SF-3

Response: We have removed the brackets.

The Receivables Pool

Review of Pool Assets, page 41

5.	We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response: We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, we will, or we will require the underwriter to, as applicable, furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 4

Delinquencies, Repossessions and Net Losses, page 43

6.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Response: We confirm that delinquent assets will not constitute 20% or more of the asset pool.

Description of the Trust Documents

Sale and Assignment of Receivables

Representations and Warranties and Repurchases Upon Breach, page 62

7.	Please revise to state whether the representations and warranties in the sale and servicing agreement that are made by World Omni Financial Corp. to the depositor will be assigned to the trustee for the benefit of the noteholders. To the extent only certain representations and warranties are assigned to the trust, please revise to identify those representations and warranties.

Response: We have revised to state that the representations and warranties in the sale and servicing agreement that are made by World Omni Financial Corp. to the depositor and the issuing entity will be assigned to the indenture trustee for the benefit of the noteholders.

8.	Please confirm that there is no material risk that an originator’s ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1110(c) of Regulation AB.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 5

Response: World Omni Financial Corp., the sponsor, will also be the originator of the receivables to be transferred to each issuing entity. We confirm that as of the date hereof there is no material risk that World Omni Financial Corp.’s ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. We have also revised the placeholder on page 29 to add reference to Item 1110(c) of Regulation AB.

Asset Representations Review

Delinquency Trigger, page 62

9.	We note your disclosure that you intend to include a chart comparing the delinquency trigger to “delinquency statistics for prior pools.” Please revise to confirm that the chart will incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. See Item 1113(a)(7)(i).

Response: We have revised the disclosure to confirm that the chart will incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB.

Voting Trigger, page 63

10.	We note your disclosure that if investors demand a vote, the indenture trustee will submit the matter to a vote of all noteholders through DTC. Please revise your disclosure to provide the procedures for how a vote through DTC will occur.

Response: We have revised the disclosure to provide that the issuing entity’s Form 10-D for the collection period in which the demand requirement was met will specify the applicable voting procedures.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 6

11.	We note that investors will be informed via a Form 10-D filing when the delinquency trigger occurs. Please revise your registration statement to disclose how you will inform investors (i) when a vote has been called and (ii) when the requisite percentage of investors have voted to direct a review.

Response: We have revised the disclosure to provide that the issuing entity’s Form 10-D for the collection period in which the demand requirement was met will include a statement that sufficient noteholders are requesting a full noteholder vote to commence a review by the asset representations reviewer and will also specify the voting deadline that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct the asset representations reviewer to commence a review. We have also revised the disclosure to provide that the issuing entity’s Form 10-D for the collection period in which the asset representations reviewer received the notice to start the review will specify that the requisite noteholders have directed the asset representations reviewer to perform a review.

12.	We also note your statement on page 63 that “[t]he tests may not be sufficient to determine every instance of noncompliance.” The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Response: We have deleted this statement on page 63 and confirm that the review procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 7

Dispute Resolution for Repurchase Requests

13.	Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

Response: We have revised the disclosure on page 65 to clarify that the Indenture Trustee will notify the requesting party at the end of the 180-day period if the repurchase demand is unresolved. Investors will also be informed of the status of a repurchase request pursuant to a Form ABS-15G that will be filed with the Commission by World Omni Financial Corp. or the depositor as described on page 62 under “Description of the Trust Documents—Sale and Assignment of Receivables—Representations and Warranties and Repurchases Upon Breach”, which will be publicly available to investors.

14.	We note your disclosure that, “if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise accordingly.

Response: We have retained the disclosure that, if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved. This is not intended to be a limitation on an investor’s ability to refer an unresolved repurchase request to dispute resolution. To the contrary, the previous sentence in the disclosure states that “[d]ispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the Delinquency Trigger occurred.” Any investor will be entitled to refer to a dispute resolution proceeding any dispute related to any repurchase request that remains unresolved for 180 days.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 8

15.	We note your disclosure on page 65 stating that if the parties fail to agree at the completion of the mediation, the requesting party may choose to submit the matter to arbitration. Please revise to clarify that the requesting party may also choose to submit the matter to either binding arbitration or court adjudication.

Response: We have revised the disclosure on page 65 to clarify that the requesting party may also choose to submit the matter to either binding arbitration or court adjudication.

16.	We note your disclosure on page 65 that final determination of the arbitrator is “final and non-appealable” and “by selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise or advise.

Response: We have retained the disclosure that the final determination of the arbitrator is “final and non-appealable” and “by selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.” These provisions do not limit an investor’s access to all options available to resolve a dispute, since the investor has the option and will make the initial determination whether to refer an unresolved repurchase request to mediation or arbitration or to file suit in a court proceeding. However, if an investor elects to refer a dispute to arbitration, then they should not also have the right to pursue that dispute in court, either at the same time or after arbitration is concluded or as an appeal of an arbitration decision, as that defeats the entire purpose of arbitration and would give the investor the ability to continue to pursue remedies if it is not successful in arbitration. The disclosure notes that either party to the arbitration has the right to enter and enforce the final determination of the arbitrator in court. In addition, either party may always attempt to confirm or vacate an arbitration award under the Federal Arbitration Act or similar state law in appropriate circumstances, such as for fraud, bias or prejudicial misbehavior by the arbitrator.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 9

We also note that the language quoted from the the 2014 Regulation AB II Adopting Release was in response to commenters recommending that the Commission require that binding arbitration be the single form of dispute resolution and do not believe the quoted language is intended to mean that arbitration cannot be binding and non-appealable.

Finally, we note that this disclosure is included in registration statements filed by other automobile loan and automobile lease issuers that have been declared effective by the Commission, including a registration statement filed as part of the Commission’s draft filing review program.

17.	We note your disclosure on page 65 that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential.” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response: We have revised the disclosure on page 65 to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. We confirm that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 10

Noteholder Communication, page 80

18.	We note that beneficial owners of notes may send communication requests “to the trust or to the servicer, on behalf of the trust.” Please revise your disclosure to describe how an investor would provide communication requests to the trust and the servicer, including adding contact details such as a mailing address. Please also indicate whether the communication request must be in writing.

Response: We have revised the disclosure to add a placeholder for contact details such as a mailing address and have specified that the communication request must be in writing. In connection with each transaction, we will insert an address that can be used by an investor to send communication requests.

19.	We note your statement that the depositor will include a communication request on the Form 10-D “filed in the next month.” Please revise to clarify that the depositor will include requests to communicate, including the required information listed, in the Form 10-D related to the reporting period in which the request was received. Refer to General Instruction I.B.1(d) of Form SF-3.

Response: We have revised the disclosure to clarify that the depositor will include requests to communicate, including the required information listed, in the Form 10-D related to the collection period in which the request was received.

20.	We note your disclosure that the beneficial owners of notes will pay any costs associated with communicating with other beneficial owners, and no other transaction party, including the issuing entity, will be responsible for such costs. Please revise to clarify and confirm that investors will not be indemnifying the issuing entity or any other transaction party in connection with the investor communication provisions of General Instruction I.B.1 of Form SF-3.

Response: We have revised the disclosure to clarify, and confirm, that investors will not be indemnifying the issuing entity or any other transaction party in connection with the investor communication provisions of General Instruction I.B.1 of Form SF-3.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 11

[Credit Risk Retention]

[Eligible Horizontal Residual Interest Option], page 84

21.	We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Response: The absolute prepayment model, commonly referred to as “ABS,” is the standard prepayment method used in auto retail installment sale contract securitizations, and measures prepayments as a monthly percentage of the original number of receivables in a pool of receivables. As the pool of receivables amortizes over time, a constant ABS rate implies an increasing prepayment rate as a percentage of the present month’s pool balance, not a constant or a straight line prepayment rate.

World Omni Financial Corp.’s historical experience is that the prepayment rate is very stable over time. Unlike residential mortgages, for example, prepayment rates for auto retail installment sale contracts do not experience significant voluntary prepayments as interest rates decline for several reasons, including their short-term nature and smaller principal amount as compared with mortgages and the more limited market for vehicle refinancing than for mortgage refinancing.

Auto retail installment sale contract securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to compute the fair value of transaction cash flows. While actual ABS rates will vary compared with the initial planning assumptions, the differences tend to be small. Also, actual ABS rates will vary from transaction to transaction due to differences in collateral characteristics; however, these differences (if deemed material) can be accounted for in the planning assumptions. Given the consistency of World Omni Financial Corp.’s securitized pool characteristics and securitization structure, changes to our ABS rate are made infrequently. Over the last 10 years, World Omni Financial Corp. has used ABS rates between 1.3% and 1.5% in the pricing of its public auto retail installment sale contract securitizations.

U.S. Securities and Exchange Commission Division of Corporation Finance December 18, 2015 Page 12

For the reasons stated above, we believe that the use of a single ABS rate to calculate the fair value of the residual interest is appropriate, and have not made any changes to the disclosure in this regard.

Forward-Looking Statements, page 103

22.	Please delete your disclosure regarding forward-looking statements under the Private Securities Litigation Reform Act as the provisions do not apply to initial public offerings.

Response: We have deleted the disclosure regarding forward-looking statements under the Private Securities Litigation Reform Act.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2430.

Sincerely,

/s/ James J. Antonopoulos
James J. Antonopoulos

cc:	Daniel M. Chait, World Omni Auto Receivables LLC

Eric M. Gebhard, World Omni Auto Receivables LLC

Peter J. Sheptak, Esq., World Omni Auto Receivables LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP